Exhibit 3.1

CONTINUATION OF ARTICLES OF INCORPORATION

OF

NPQ HOLDINGS LIMITED

Article two. Registered Agent for Service ol’Proccss:

Name of Commercial Registered Agent:

Vcorp Services, LLC

Address of Commercial Registered Agent:

1645 Village Center Circle, Suite 170, Las Vegas, NV 89134

Address of Registered Office:

1645 Village Center Circle, Suite 170, Las Vegas, NV 89134

Mailing Address of Registered Office:

1645 Village Center Circle, Suite 170, Las Vegas, NV 89134

Article three. Authorized Stock:

The aggregate number of shares which the Corporation shall have authority to issue is eight hundred million (800,000,000) shares, consisting of two classes to be designated, respectively , “Common Stock” and “Preferred Stock” , with all of such shares having a par value of $.0001 per share. The total number of share s of Common Stocks that the Corporation shall have authority to issue is six hundred million (600,000,000) shares. The total number of share s of Preferred Stocks that the Corporation shall have authority to issue is two hundred million (200,000,000) shares. The Preferred stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, conversion rights, cumulative, relative, participating, optional, and other right, and the qualification, limitations or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the Board of Directors